SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *

File No. _________

SW I Acquisition GP, L.P.
---------------------
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

          Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2001, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2001 calendar year.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291 and Form U-3A-2/A filed with the Commission on 3/28/2002.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291 and Form U-3A-2/A filed with the Commission on 3/28/2002.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of March, 2002.

SW I Acquisition GP, L.P.

By: SW II Acquisition, LLC
      as General Partner

By /s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

/s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos
SW I Acquisition GP, L.P.
2 Robbins Lane Suite 201
Jericho, NY 11753

With a copy to:
Paul W. Talbot
Texas-New Mexico Power Company
P.O. Box 2943
Fort Worth, TX 76113

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the Year Ended December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 3/28/2002 - File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Financial Data Schedule
For the Period Ending December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 3/28/2002 - File No. 69-291